Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

AT PROA STRUCTURA::
 Marco Provencio
011-525-55-629-8758
(mp@proa.structura.com.mx)

GRUPO TMM ANNOUNCES FORMATION OF BONDHOLDER
COMMITTEE

(Mexico City, June 16, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A), announced today that, with the company's support, an informal committee of holders of its 9 1/2 percent Senior Notes due 2003 and 10 1/4 percent Senior Notes due 2006 (the "Notes") has been formed. The law firm of Akin Gump Strauss Hauer & Feld LLP has been retained to represent the committee. The financial and legal advisors of Grupo TMM and the advisors of the holders of the Notes will meet in the near future. Holders of the Notes wishing to join the informal committee should contact Michael Stamer of Akin Gump at (212) 872-1025 or at mstamer@akingump.com.

Headquartered in Mexico City, Grupo TMM is a Latin America's multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.